4.1

                       ACKNOWLEDGEMENT TO PAY ROBERT BERRA


This document is to validate that BioGentech Corp. owes me funds in return for services that have been previously provided on a consulting basis. I provided product marketing and consulting services to BioGentech.

As of this date, the outstanding balance due for my services rendered is $1,814.00. In addition, a fee in the amount of 10% has been added to the balance due based on the long term of this receivable.

This brings the total amount owed to me by BioGentech to $1,995.00


By:      /s/ Robert Berra
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Name:    Robert Berra

Date:     4/7/04
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Acknowledged and accepted by BioGentech Corp.

By:      /s/  Chas Radovich
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         Chas Radovich, President

Date:    4/9/04
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